INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 8, 2024

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Registrant”) on behalf of the Tradr 2X Long Innovation ETF, Tradr 2X Short TSLA Daily ETF, Tradr 1.5X Short NVDA Daily ETF, Tradr 2X Short Innovation Daily ETF

Dear Ms. Im-Tang:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on June 14, 2024, regarding Post-Effective Amendment No. 409 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on May 15, 2024, relating to the Tradr 2X Long Innovation ETF (the “Long Innovation ETF”), Tradr 2X Short TSLA Daily ETF (the “TSLA Daily ETF”), Tradr 1.5X Short NVDA Daily ETF (the “NVDA Daily ETF”), and Tradr 2X Short Innovation Daily ETF (the “Short Innovation ETF”), each a series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post- Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please provide the fee table and expense example for each Fund at least 5 days prior to effectiveness.

Response: The completed fee tables and expense examples for each Fund is shown in the attached Appendix A.

2.	Please confirm whether any of the Funds will have an “Acquired Fund Fees and Expense” line item in their Fees and Expenses table.

Response: The Registrant confirms that none of the Funds have an “Acquired Fund Fees and Expenses” line item in their respective Fees and Expenses Table.

3.	The TSLA Daily ETF, NVDA Daily ETF, and the Short Innovation ETF have increased their leverage thereby significantly increasing each Fund’s risk profile. Please inform the Staff why the Funds’ board of trustees (the “Board”) believes these are consistent with its fiduciary duties and in the best interests of shareholders. In your response please explain: (a) what information the Board considered and how it weighted it in arriving at its decision; (b) why the Board concluded that this approach was better for shareholders rather than other options such as liquidating the existing Fund and/or starting a new Fund; and (c) if this change in strategy will be clearly disclosed to the investor.

Response: The Registrant notes that, at a meeting held on May 6, 2024, the Board considered the proposed changes to the investment objectives and principal investment strategies of the TSLA Daily ETF, NVDA Daily ETF, and the Short Innovation ETF, the approval of which would result in increased leverage for each of the Funds. Representatives from the Funds’ investment advisor, AXS Investments, LLC (the “Advisor”), spoke at the meeting and requested the Board’s approval to revise the Funds’ strategies so as to increase leverage in response to competition in the marketplace and investor demand for increased leverage with respect to the applicable underlying securities. In particular, the Advisor representatives noted that the vast majority of leveraged short ETFs currently offered in the market, especially single-stock based ETFs, offer at least -2X returns relative to their underlying securities. In addition, the Advisor noted that competitors were now offering 2X inverse leveraged ETFs tied specifically to TSLA and NVDA. The Board considered the Advisor’s view that the Funds’ increase in inverse leverage would allow current shareholders to express their hedging or negative viewpoint of the underlying issuers with less capital outlay, lessen the need for margin borrowing, and attract new shareholders who thought the original leverage was too low.

The Board also considered the Advisor’s ability to manage products with increased leverage as well as the Advisor’s plans to modify the derivatives risk management program for the Funds and monitor the Funds’ increased leverage risks. In addition, the Board noted that the initial registration statement for both TSLA Daily ETF and NVDA Daily ETF contemplated 2X inverse leverage.

The Board also noted alternative options available to the Funds such as liquidation and/or launching additional leveraged and inverse leveraged ETFs with varying exposures to the underlying securities. As noted above, the Board considered the market demand for these products and determined that Fund shareholders would be best served by a single ETF offering with the proposed increase in leverage, rather than multiple ETF options with varying leverage levels. Accordingly, the Board noted that disclosure of the planned changes to the Funds’ objectives, strategies, and leverage would be made, and shareholders would have the opportunity to sell their Shares in the event they do not want additional leveraged exposure to the underlying securities.

To that end, the Registrant notes that investors of each of the TSLA Daily ETF, NVDA Daily ETF, and the Short Innovation ETF have been notified of the planned changes to the Funds’ names, investment objectives and principal investment strategies via press release and a 497 supplement filed with the SEC via EDGAR on May 15, 2024. The Registrant has also created a new website for these ETFs with a banner alerting investors to the new leverage: https://www.tradretfs.com/. Further, the Registrant notes that the front cover page of the Funds’ prospectus will reflect that each of the Funds’ names have changed, and the updated prospectus will disclose each of the Funds’ updated investment objectives and principal investment strategies, including a description of the Funds’ increased leverage.

4.	On the second page of the prospectus where it states “[t]he ETFs are not suitable for all investors,” please change it to state “[T]hese Funds” or “[T]hese ETFs.”

Response: The Registrant has revised the sentence as follows:

“These Funds are not suitable for all investors.”

5.	On the third page of the prospectus it states “[w]ith respect to the TSLA Daily ETF and NVDA Daily ETF, AXS Investments, LLC, the Funds’ investment advisor, will not attempt to position each Fund’s portfolio to ensure that a Fund does not gain or lose more than a maximum percentage of its net asset value on a given trading day.” Please apply this sentence to the Long Innovation ETF and Short Innovation ETF, if applicable.

Response: The Registrant has revised the sentence as follows:

“AXS Investments, LLC, the Funds’ investment advisor (the “Advisor”), will not attempt to position each Fund’s portfolio to ensure that a Fund does not gain or lose more than a maximum percentage of its net asset value on a given trading day.”

6.	With respect to the TSLA Daily ETF, NVDA Daily ETF, and the Short Innovation ETF, please advise, providing hypothetical calculations, how each of these Funds anticipates being able to achieve its objective while remaining in compliance with the Rule 18f-4 value-at-risk (“VaR”) test. In responding to this comment, please disclose the designated reference portfolio (index) that each Fund plans to use and discuss how the index meets the definition of designated reference portfolio and is in accordance with Rule 18f-4.

Response: The Funds’ portfolio transactions are conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Funds’ usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Board as the derivatives risk manager. The program identifies and provides an assessment of the Funds’ derivatives usage and risks as they pertain to the Funds’ usage of swaps and any other derivatives as applicable. The program includes risk guidelines that, among other things, consider and provide for: (1) limits on the Funds’ derivatives exposure; (2) monitoring and assessment of the Funds’ exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Funds’ counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program provides for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions is made available by a third-party service provider engaged by the Funds for analysis and monitoring by the Funds’ derivatives risk manager.

Rule 18f-4 mandates VaR calculations for the purposes of estimating potential losses on an instrument or a portfolio (expressed as a percentage of the value of the portfolio’s net assets) over a specified time horizon at a given confidence level. The rule requires that a Fund comply with a “relative” VaR test, unless the derivatives risk manager reasonably determines that a designated reference portfolio does not provide an appropriate reference portfolio for the relative VaR test, taking into account the Fund’s investments, investment objectives, and strategy. The VaR model used by a Fund for purposes of determining compliance with the relative VaR test must: (a) take into account and incorporate all significant, identifiable market risk factors associated with the Fund’s investments, including, as applicable: (i) equity price risk, interest rate risk, credit spread risk, foreign currency risk and commodity price risk; (ii) material risks arising from the nonlinear price characteristics of the Fund’s investments, including options and positions with embedded optionality; and (iii) the sensitivity of the market value of the Fund’s investments to changes in volatility; (b) use a 99% confidence level and a time horizon of 20 trading days; and (c) be based on at least three (3) years of historical market data.

The Funds’ program manager is required to select each Fund’s designated reference portfolio, which can be either (1) a designated index,1 or (2) the Fund’s securities portfolio, excluding derivatives transactions, provided that the Fund’s securities portfolio reflects the markets or asset classes in which the Fund invests (i.e., the markets or asset classes in which the Fund invests directly through securities and other investments and indirectly through derivatives transactions). In addition, the appropriateness of the Fund’s designated reference portfolio will be reviewed as necessary, and at least annually by the program manager.

Taking into account all significant, identifiable market risk factors associated with each Fund’s investments, the program manager has selected the following designated reference portfolio for each Fund as follows:

Fund	Designated Reference Portfolio
Tradr 2X Long Innovation ETF	S&P 600 High Beta Index
Tradr 2X Short TSLA Daily ETF	BITA US Electrical Vehicle High Vol Index
Tradr 1.5X Short NVDA Daily ETF	BITA US Semiconductor High Vol Index
Tradr 2X Short Innovation Daily ETF	S&P 600 High Beta Index

1 The term “designated index” means an unleveraged index that (1) is approved by the program manager for purposes of the relative VaR test and that reflects the markets or asset classes in which the Fund invests, and (2) is not administered by an organization that is an affiliated person of the Fund, its investment advisor, or principal underwriter, or created at the request of the Fund or its investment advisor, unless the index is widely recognized and used.

While each Fund provides 200% or less of daily long or inverse exposure to their underlying security, these underlying securities are not technically “indexes.” Therefore, other indexes must be chosen. Ideally the volatility of those indexes should be reasonably similar to the underlying security on which these Funds are based. In the case of Long Innovation ETF and Short Innovation ETF, each respective designated reference portfolio approximates the historical return volatility and historical VaR of the S&P 600 High Beta Index. Similarly, in the case of TSLA Daily ETF and NVDA Daily ETF, the BITA US Electrical Vehicles High Volatility Index and BITA US Semiconductor High Volatility Index approximates the return volatility and historical VaR of TSLA and NVDA respectively. Each Fund’s designated reference portfolio qualifies as a designated reference portfolio under Rule 18f-4 as each portfolio (i) is an unleveraged index that reflects the markets or asset classes in which the Fund invests,

(ii) is not administered by an organization that is affiliated with the Fund, the Advisor, or the Fund’s principal underwriter, and (iii) was not created at the request of the Fund or the Advisor.

The hypothetical example for each Fund is provided under separate cover.

7.	With respect to each Fund, please supplementally explain: (a) approximately how many counterparties the Fund expects to use and what percentage of the Fund’s assets, and how much investment exposure, is expected to be related to each of these of counterparties; and (b) have there been discussions with potential swap counterparties and what sort of margin requirements will be needed. Include an analysis of any impact that margin requirements are expected to have on the ability of the Funds to implement their investment strategies.

Response: (a) Each Fund generally trades with five or more swap counterparties, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association. The Advisor evaluates and monitors the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures. At current fund AUM levels, each Fund diversifies its exposure to swap counterparties and each Fund’s exposure to any single swap counterparty is limited to 20% of its assets. The limit will come down as the Funds grow in size and the Advisor adds more counterparties.

(b) The Advisor confirms that it has engaged in discussions with potential swap counterparties, and it does not currently expect any margin requirements to have a material impact on the implementation of the Funds’ investment strategies. The Advisor margin requirements vary between 30% and 40% depending on the counterparty such that the initial mark-to-market value of the margin related to the swap value will be sufficient to meet the Funds’ applicable investment exposure.

8.	In the “Compounding Risk” for Long Innovation ETF and the “Effects of Compounding and Market Volatility Risk” for TSLA Daily ETF, NVDA Daily ETF and Short Innovation ETF, please explain what volatility and volatility rates represent and how this is different than performance.

Response: The Registrant has revised the following disclosure in “Compounding Risk” and “Effects of Compounding and Market Volatility Risk” for each Fund, as applicable:

The chart below illustrates the impact of two principal factors – [ARK Innovation ETF/Underlying Stock] volatility and performance – on Fund performance. The chart shows estimated Fund returns for a number of combinations of [the ARK Innovation ETF/Underlying Stock] volatility and performance over a one-year period. The [ARK Innovation ETF/Underlying Stock]’s volatility rate is a statistical measure of the magnitude of fluctuations in the Underlying Stock’s return over a defined period. At higher ranges of volatility, there is a chance of a significant loss of value in the Fund, even if the [ARK Innovation ETF/Underlying Stock]’s return is flat. Actual volatility, the [ARK Innovation ETF/Underlying Stock] and Fund performance may differ significantly from the chart below.

LONG INNOVATION ETF

9.	Please clarify in the disclosure how the period – in a single day – is measured (e.g., one NAV calculation to the next NAV’s calculation).

Response: The Registrant has added the following disclosure:

“A “single day” is measured from the time the Fund calculates its net asset value (“NAV”) to the time of the Fund’s next NAV calculation.”

10.	The second sentence of Footnote 1 to the Fees and Expenses table states “[t]he total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be [0.50%] for the fiscal year ending March 31, 2025.” The Ark Innovation ETF has operating expenses of 0.75%. If the Long Innovation ETF has 2X exposure, should this figure be 1.50% rather than 0.50%?

Response: The Registrant has received confirmation from the Funds’ Advisor that the total indirect cost of investing in swaps, including the embedded cost of the swap is estimated to be 0.50% of Fund assets for the fiscal year ending March 31, 2025. While the Long Innovation ETF’s exposure is changing to 2X, the Advisor expects the costs of the swap to remain the same.

TSLA DAILY ETF

11.	Please remove “and the operating expenses of the references assets” from Footnote 1 to the Fees and Expenses table.

Response: The Registrant has revised the sentence as requested.

12.	If the Fund could get large, please explain whether and how its size could impact its trading in the underlying single stock and any resulting impact on the Fund.

Response: The Advisor has included, under separate cover, data that details the relationship of current trading volumes of the underlying issuer and the estimated trading volumes for the Fund. Please note, trading volumes of the Tradr ETFs indicate nothing about the counterparties’ trading activity in the underlying issuer. The counterparties only buy and sell shares of the underlying issuer when units are created and redeemed and with daily “true up” trades to conform performance with the ETF leverage ratio, and ETF trading volume is a poor indication of these activities. A much more useful metric is Tradr ETF market cap divided by underlying market cap. TSLA has a market cap of $700 billion. At their current market caps, TSLQ has no market impact on TSLA. The Fund could grow to $1B and still have no market impact.

NVDA DAILY ETF

13.	Please remove “and the operating expenses of the references assets” from Footnote 1 to the Fees and Expenses table.

Response: The Registrant has revised the sentence as requested.

14.	Please add “Compounding Risk” to this Fund’s principal investment risks.

Response: The Registrant has made the requested revision.

15.	Given that the Fund’s investment involves exposure to a single stock, in the written response, please address: (a) if the Fund will be able to issue creation and redemption units where there are market risks or other issues affecting the liquidity, trading, settlement and/or valuation of the underlying single stock; (b) how the Fund intends to address the impact of trading halts in the underlying single stock and how the Fund will continue to handle orders for creation units and redemptions in such circumstance; (c) the impact of trading halts on swap agreements and swap counterparties; and (d) describe the considerations the Advisor and the Board gave to the appropriateness of the Fund’s investment strategies given the narrow market exposure and potential issues with issuing and redeeming creation units.

Response: (a) – (d) In selecting the single stock issuer exposures for the Fund’s leverage and inverse investment strategies, the Advisor considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer. The Advisor reviewed liquidity and trading market data for Nvidia Corporation, the underlying issuer. The Advisor believes that the underlying issuer has a historical track record of high trading volume and market pricing that allows for market hedging, and the underlying issuer has effectively supported the demand for participation from swap counterparties. The Advisor presented these attributes of the underlying issuer to the Trust’s Board for its consideration when the Board considered the Fund’s ability to implement its investment strategy.

The Fund confirms that a suspension of redemption of creation units would only be in accordance with Section 22(e) of the Investment Company Act of 1940, as amended (the “1940 Act”). Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Fund to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is only permitted to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. The Fund will meet redemption requests at the next determined NAV of the Fund for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Fund would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

Consistent with Rule 6c-11’s adopting release, which expressed the Staff’s concern regarding an ETF that suspends the issuance of creation units, the Fund does not anticipate circumstances in which the Fund would be required to suspend creation orders. In this regard, the Fund expects to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, the Fund expects to issue creation units at the next determined NAV of the Fund for cash or in- kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Fund would expect that portion of the creation baskets to be in-kind. The Fund notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt.

If trading in the common stock of the underlying issuer were halted, the listing exchange would simultaneously halt trading of the shares of the associated Fund during this time-period. As described above, notwithstanding a halt in trading of the Fund due to a trading halt of the underlying issuer, the Advisor does not expect that the Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e., beyond the end of day trading), the Fund and Advisor would anticipate consulting with the listing exchange and the Staff to confirm the Fund’s course of action with respect to creation unit transactions. The Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non- fundamental policies of the Fund) or the liquidation of the Fund. The Registrant and Advisor believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

A trading halt in the underlying issuer’s common stock that extends beyond the end of a trading day may prevent the Fund’s swap counterparty from hedging its exposure to the Fund. However, the Advisor has reviewed the underlying issuer’s trading history and notes there have been minimal to no trading halts for the underlying issuers over the past 10 years, the most impactful of which were the circuit breaker halts during the COVID-19 shock in 2020 (which would have impacted ETFs broadly). Although a trading halt of the underlying issuer’s common stock may occur in the future regardless of its trading history, the Advisor expects any future halt to be temporary in nature (i.e., lifted prior to the end of trading hours) as the underlying issuer is a large-cap, well known issuer. With respect to the underlying issuer, any trading halt occurrence has been for a very limited time-period. Based on this history, the Advisor expects that the Fund will be able to implement swap arrangements to achieve its desired investment outcomes. If the trading halt was lifted prior to the next trading day, the Advisor does not anticipate that the halt would have any significant economic impact on the Fund or a swap counterparty or the swap counterparty’s willingness to continue with swap arrangements on future trading days.

The Advisor considered whether other factors relating to the Fund’s principal investment strategy that relies on investment exposure to a single issuer could affect the ability of the Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in the underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with the Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Advisor and its portfolio managers employ a market monitoring system similar to that of other ETFs managed by the Advisor. In general, the Registrant expects that creation and redemption capabilities will be available at any time the market for the underlying issuer is open for trading. In addition, the Advisor monitors market availability and swap counterparty participation from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Advisor monitors the underlying issuer’s market availability and confirms that the arrangement with the Fund’s swap counterparty is in place for the purposes of swap agreement settlement and Fund pricing. To the extent a trading halt on the underlying issuer occurs between the time of creation or redemption order and settlement, the Advisor expects to continue to offer creation and redemption baskets in the manner as described above.

16.	Given the Fund’s concentrated exposure to a single underlying issuer or asset, please demonstrate that the underlying issuer meets the conditions for filing a shelf registration on Form S-3 for a primary offering of non-investment grade securities pursuant to General Instruction I.B of Form S-3. Please also include in the Fund’s principal investment strategies a statement that the Commission maintains an internet site that contains reports, proxy and information statements and other information regarding the underlying issuer that are filed electronically with the Commission.

Response: Whether the underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 is a legal determination for the underlying issuer and the Registrant does not have all of the relevant facts to make this determination. Although the Registrant is not able to confirm that the underlying issuer is eligible to use Form S-3, it is noted that the underlying issuer is exchange listed and has been for at least a year. In addition, the underlying issuer has disclosed that it has a market capitalization in excess of $3 trillion.

The Registrant has revised the following disclosure:

NVDA~~NVIDIA Corporation~~ pioneers accelerated computing to help solve the most challenging computational problems. NVDA~~NVIDIA Corporation~~ expanded its focus from personal computer graphics to include several other large and important computationally intensive field, such as artificial intelligence, data science, autonomous vehicles, robotics and augmented and virtual reality. NVDA is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the Securities and Exchange Commission by NVDA~~NVIDIA Corporation~~ pursuant to the Exchange Act, including reports, proxy and information statements, and other information, can be located by reference to the Securities and Exchange Commission file number 001-34756 through the Securities and Exchange Commission’s website at www.sec.gov. In addition, information regarding NVDA~~NVIDIA Corporation~~ may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. Shares of NVDA are listed on the Nasdaq Global Select Market exchange.

17.	If the Fund could get large, please explain whether and how its size could impact its trading in the underlying single stock and any resulting impact on the Fund.

Response: The Advisor has included, under separate cover, data that details the relationship of current trading volumes of the underlying issuer and the estimated trading volumes for the Fund. Please note, trading volumes of the Tradr ETFs indicate nothing about the counterparties’ trading activity in the underlying issuer. The counterparties only buy and sell shares of the underlying issuer when units are created and redeemed and with daily “true up” trades to conform performance with the ETF leverage ratio, and ETF trading volume is a poor indication of these activities. A much more useful metric is Tradr ETF market cap divided by underlying market cap. NVDA has a market cap of $3 trillion. At their current market caps, NVDS has no market impact on NVDA. The Fund could grow to $1B and still have no market impact.

SHORT INNOVATION ETF

18.	Please provide the Fund’s bar chart for the Commission’s review.

Response: The Registrant has included the Fund’s performance in Appendix B.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

19.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

20.	For “Swap Risk” please list the Funds to which this risk applies.

Response: The Registrant has made the requested revision.

21.	As there are multiple “Effects of Compounding and Market Volatility Risk,” please list the Funds to which each risk factor applies.

Response: The Registrant has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

22.	Please add disclosure to clarify that each Fund will consider the investments of its underlying investment companies when determining its compliance with its concentration policy.

Response: The Registrant has added the following sentence after the list of fundamental policies under the “Investment Restrictions” section of the SAI:

With respect to the concentration policy, each Fund will consider investments of underlying investment companies when determining compliance.

23.	In Footnote 4 to the table under “Portfolio Turnover” please add the parenthetical “commencement of operations” to be consistent with the other footnotes to the table.

Response: The Registrant has revised Footnote 4 to the table as follows:

“For the period October 1, 2022 (commencement of operations), through March 31, 2023.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

APPENDIX A

LONG INNOVATION ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.95%
Distribution and Service (Rule 12b-1) fees	0.00%
Other expenses	0.54%
Total annual fund operating expenses1	1.49%
Fee waiver and expense reimbursement2	(0.34)%
Total annual fund operating expenses waiving fees and/or reimbursing expenses1,2	1.15%
[1]	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.50% for the fiscal year ending March 31, 2025.

[2]	The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commission, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments (such as option fees and expenses or swap fees and expenses), or (viii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the Fund’s advisor)) will not exceed 1.15%. This agreement is effective until July 31, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the Advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

One Year	Three Years	Five Years	Ten Years
$117	$438	$781	$1,750

TSLA DAILY ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.95%
Distribution and Service (Rule 12b-1) fees	0.00%
Other expenses	0.50%
Total annual fund operating expenses1	1.45%
Fees waived and/or reimbursed2	(0.30)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]	1.15%
[1]	The cost of investing in swaps, including the embedded cost of the swap, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap, is estimated to be 0.50% for the fiscal year ending March 31, 2025.
[2]	The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (exclusive of any (i) leverage interest, (ii) brokerage fees and commission, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), (v) interest and dividend expense on short sales, (vi) taxes, (vii) other fees related to underlying investments (such as option fees and expenses or swap fees and expenses), (viii) expenses incurred in connection with any merger or reorganization or (ix) extraordinary expenses such as litigation) will not exceed 1.15%. This agreement is effective until July 31, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the Advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

One Year	Three Years	Five Years	Ten Years
$117	$429	$764	$1,709

NVDA DAILY ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.95%
Distribution and Service (Rule 12b-1) fees	0.00%
Other expenses	0.47%
Total annual fund operating expenses1	1.42%
Fees waived and/or reimbursed2	(0.27)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses1,2	1.15%
[1]	The cost of investing in swaps, including the embedded cost of the swap, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap, is estimated to be 0.50% for the fiscal year ending March 31, 2025.
[2]	The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (exclusive of any (i) leverage interest, (ii) brokerage fees and commission, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), (v) interest and dividend expense on short sales, (vi) taxes, (vii) other fees related to underlying investments (such as option fees and expenses or swap fees and expenses), (viii) expenses incurred in connection with any merger or reorganization or (ix) extraordinary expenses such as litigation) will not exceed 1.15%. This agreement is effective until July 31, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the Advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

One Year	Three Years	Five Years	Ten Years
$117	$423	$751	$1,679

SHORT INNOVATION ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees1	0.75%
Distribution and Service (Rule 12b-1) fees	0.00%
Other expenses	0.19%
Total annual fund operating expenses2	0.94%
Fees waived and/or reimbursed3	(0.19)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses1,2,3	0.75%
[1]	The Fund’s advisor, has agreed to cap the management fees for the Fund to 0.65% for a period of two years from the date of the reorganization (the “Reorganization”) of the Tuttle Capital Short Innovation ETF, a series of Collaborative Investment Series Trust (the “Predecessor Fund”), which occurred on August 5, 2022. After the two-year period from the date of the Reorganization, the Fund’s management fee will be 0.75%.

2	The cost of investing in swaps, including the embedded cost of the swap, and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.50% for the fiscal year ending March 31, 2025.

3	The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (exclusive of any (i) brokerage fees and commission, (ii) acquired fund fees and expenses, (iii) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), (iv) leverage interest,(v) interest and dividend expense on securities sold short, (vi) taxes, (vii) other fees related to underlying investments (such as option fees and expenses or swap fees and expenses), (viii) expenses incurred in connection with any merger or reorganization, or (ix) extraordinary expenses such as litigation expenses) will not exceed 0.75%. This agreement is effective until August 5, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the Advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

One Year	Three Years	Five Years	Ten Years
$77	$281	$502	$1,137

APPENDIX B

SHORT INNOVATION ETF PERFORMANCE

The Fund adopted the performance of the Predecessor Fund following the reorganization of the Predecessor Fund which occurred on August 5, 2022. The Predecessor Fund had substantially similar investment objectives, strategies and policies, portfolio management team and contractual arrangements, including the same contractual fees and expenses, as the Fund as of the date of the reorganization. The Fund is the accounting successor of the Predecessor Fund. Performance results shown in the bar chart and the performance table below for the periods prior to August 5, 2022, reflect the performance of the Predecessor Fund prior to commencement of the Fund’s operations.

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the average annual total returns of the Fund compare with the average annual total returns of the ARK Innovation ETF Index. The bar chart shows the performance of the Fund’s shares. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website, www.tradretfs.com or by calling the Fund collect at 1-303-623-2577.

Calendar-Year Total Return (before taxes)

For each calendar year at NAV

The year-to-date total return for the Fund as of June 30, 2024, was 17.8%.

Highest Calendar Quarter Return at NAV	39.35%	Quarter ended 06/30/2022
Lowest Calendar Quarter Return at NAV	(26.67)%	Quarter ended 03/31/2023

Average Annual Total Returns (for Period Ended December 31, 2023)	One Year	Since Inception (11/5/2021)
Return Before Taxes	(46.26)%	9.33%
Return After Taxes on Distributions*	(48.76)%	2.93%
Return After Taxes on Distributions and Sale of Fund Shares*	(27.42)%	5.88%
ARK Innovation ETF Index (reflects no deduction for fees, expenses or taxes)	67.64%	(32.55)%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax- deferred arrangements, such as 401(k) plans or individual retirement accounts.